Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 28, 2022

Supplementing the Preliminary Prospectus Supplement dated

June 28, 2022 (to Prospectus dated March 20, 2020)

Registration No. 333-237301

Berkshire Hills Bancorp, Inc.

$100,000,000

5.50% Fixed-to-Floating Rate Subordinated Notes due 2032

Term Sheet

Issuer:	Berkshire Hills Bancorp, Inc. (NYSE: BHLB) (the “Company” or “Issuer”)

Securities:	5.50% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$100,000,000

Ratings*:	Baa3 (POS) by Moody’s Investor Services BBB- (Stable) by Kroll Bond Rating Agency, Inc.

ESG Designation**:	Sustainability Bond with Second Party Opinion provided by Sustainalytics.

Trade Date:	June 28, 2022

Settlement Date:	June 30, 2022 (T+2)

Maturity Date (if not previously redeemed):	July 1, 2032

Coupon:	From and including the Settlement Date to, but excluding, July 1, 2027 or the date of earlier redemption (the “fixed rate period”), a fixed rate of 5.50% per annum, payable semi-annually in arrears. From and including July 1, 2027 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined under “Description of the Notes — Interest” in the Preliminary Prospectus Supplement), plus a spread of 249 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: January 1 and July 1 of each year, commencing on January 1, 2023. The last interest payment date for the fixed rate period will be July 1, 2027.

Floating rate period: January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2027.

Record Dates:	The 15th calendar day of the month immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of July 1, 2027, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to July 1, 2027, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under the rules of the Federal Reserve Board, upon the occurrence of a (i) a “Tax Event” (as defined in the Preliminary Prospectus Supplement), a “Tier 2 Capital Event” (as defined in the Preliminary Prospectus Supplement), or (iii) the Company becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date of redemption.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples in excess thereof.

Use of Proceeds:	The Company intends to use an amount equal to the net proceeds from this offering to finance or refinance new or existing assets consistent with the Company’s Sustainable Financing Framework, as may be modified from time to time. Pending allocation to such assets, the net proceeds may be used for general corporate purposes, including supporting strategic and organic growth and the repayment of other outstanding indebtedness that has no association with carbon-intensive activities.

Price to Public:	100% of aggregate principal amount of the Notes.

Ranking:	The Notes will be general unsecured subordinated obligations of the Company and will be:

	•	junior in right of payment to any of the Company’s existing and future senior indebtedness (as defined under “Description of the Notes – Subordination of the Notes” in the Preliminary Prospectus Supplement);

	•	equal in right of payment with any of the Company’s existing and all of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including $75.0 million of the Company’s 6.875% fixed-to-floating rate subordinated notes due 2027;

	•	senior in right of payment to any of the Company’s existing or future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to indebtedness such as the Notes, including $22.9 million of the Company’s junior subordinated debentures relating to two issuances of trust preferred securities; and.

	•	effectively subordinated in right of payment to any of the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to any existing and future liabilities and obligations of its subsidiaries, including without limitation the deposit liabilities, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise of the Company’s bank subsidiary, Berkshire Bank

At March 31, 2022, on a consolidated basis, the Company’s outstanding debt and deposits totaled approximately $10.8 billion, which includes approximately $10.7 billion of deposit liabilities that rank senior to the Notes. In addition, as of March 31, 2022, the Company (at the holding company level only) had no outstanding indebtedness that would rank senior to the Notes, $75.0 million of outstanding indebtedness that would rank pari passu to the Notes, and $22.9 million of outstanding indebtedness that would rank junior to the Notes.

CUSIP/ISIN:	084680AB3 / US084680AB32

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company PNC FIG Advisory, part of PNC Capital Markets LLC

ESG Structuring Agent:	PNC FIG Advisory, part of PNC Capital Markets LLC

* A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

** Any such designation is provided for informational purposes only and (a) does not constitute an endorsement of any securities, product or project; (b) does not constitute investment or financial advice; and (c) does not represent any type of credit or securities rating or an assessment of the issuer’s economic performance, financial obligations nor of its creditworthiness.

Note: The Issuer has filed a registration statement (File No. 333-237301) (including a base prospectus) and a preliminary prospectus supplement, dated June 28, 2022 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you copies of the base prospectus, the related Preliminary Prospectus Supplement or final prospectus supplement (when available) if you request it by calling Keefe, Bruyette & Woods, A Stifel Company,  toll free at 1-800-966-1559 or by emailing USCapitalMarkets@kbw.com or by calling PNC Capital Markets LLC toll free at 1-855-881-0697 or by emailing PNCFIGAdvisoryCapitalMarkets@pnc.com.

Capitalized terms used but not defined in this Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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